UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

On February 9, 2010, CorpBanca published a notice in the Chilean newspaper Diario Financiero announcing its year-end 2009 results. An unofficial English translation of the notice is attached hereto as Exhibit 99.1

On February 9, 2010, CorpBanca published a notice in the Chilean newspaper La Tercera announcing its Ordinary General Shareholders’ Meeting to be held on February 25, 2010. An unofficial English translation of the notice is attached hereto as Exhibit 99.2.

On February 10, 2010, CorpBanca issued a press release announcing its year-end and fourth quarter 2009 results. The press release is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/S/ MARIO CHAMORRO
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: February 12, 2010

EXHIBIT INDEX

Exhibit	Description

99.1	Unofficial English language translation of CorpBanca’s notice in the Chilean newspaper Diario Financiero on February 9, 2010, announcing its year-end 2009 results.

99.2	Unofficial English language translation of CorpBanca’s notice in the Chilean newspaper La Tercera on February 9, 2010, announcing its Ordinary General Shareholders’ Meeting to be held on February 25, 2010.

99.3	Press release announcing CorpBanca’s year-end and fourth quarter 2009 results.